
June 21, 2018

Matthew J. Desch
Chief Executive Officer
Iridium Communications Inc.
1750 Tysons Boulevard, Suite 1400
McLean, VA 22102

  Re: Iridium Communications Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed February 22, 2018
    Form 10-Q for the Quarterly Period Ended March 31, 2018
    Filed April 26, 2018
    File No. 001-33963

Dear Mr. Desch:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Division of Corporation Finance
                Office of Telecommunications